UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-13972

                           NOTIFICATION OF LATE FILING

                                                       CUSIP Number: 707874-10-3

(Check one:) [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
         For Period Ended: December 31, 2001
                           -----------------

         [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the transition period ended: Not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
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                         PART I - REGISTRANT INFORMATION

Penn Treaty American Corporation
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Full Name of Registrant

Not applicable
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Former Name if Applicable

3440 Lehigh Street
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Address of Principal Executive Office (Street and Number)

Allentown, Pennsylvania  18103
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City, State and Zip Code


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                        PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
 [X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed.)

     The Registrant is unable to file its Form 10-K for the year ended December 31, 2001 within the prescribed time period without unreasonable effort or expense. The reasons causing the Registrant's inability to file timely are beyond its control and could not be eliminated by the Registrant without unreasonable effort or expense.

     The Registrant recently entered a reinsurance transaction for a substantial portion of its businesss. In addition, the Registrant has received an unqualified opinion from its Independent Accountant for the year ended December 31, 2001, having received a going concern stipulation in its report for the year ended December 31, 2000. Both circumstances required additional time to complete.

     The Registrant will file the Form 10-K on or before the 15th calendar day following the prescribed due date.

                           PART IV - OTHER INFORMATION

     (l) Name and telephone number of person to contact in regard to this notification

       Cameron B. Waite                        (610) 965-2222
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             (Name)               (Area code) (Telephone Number)

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     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X]  Yes [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X]  Yes [  ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The Registrant anticipates that the earnings statements will reflect the following significant changes:

          o the Registrant will report revenues of $382.4 million for 2001, a decrease of $10.9 million (or 2.8%) from revenues of $393.3 million for 2000, primarily as a result of the Registrant's cessation of new sales during 2001;

          o the Registrant is recognizing an expense in 2001 of $61.8 million as an impairment of deferred policy acquisition costs, resulting from an actuarial determination of the reduction in future profitability due to anticipated future charges arising from the reinsurance transaction referred to in Part III above; and

          o the Registrant will report a net loss of $48.6 million for 2001, a decrease of $71.3 million (or 314%) from net income of $22.8 million for 2000, primarily attributable to cessation of new sales during 2001 and the impairment expense referred to above.


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                        Penn Treaty American Corporation
                -------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 2002                        By:      /s/ Cameron B. Waite
      ---------------------                     ------------------------
                                                    Cameron B. Waite,
                                                    Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).